Exhibit (a)(1)(J)
Stock Option Exchange Program
Training Script

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Welcome to the Analog Devices Stock Option Exchange Program Website. In order to participate in the Stock Option Exchange Program, all eligible employees must make a selection through this site by 12:00 midnight New York City time September 25, 2009.
Homepage of site

If you do not have access to a personal computer, computer kiosks, including a printer for printing confirmation screens, have been set up at ADI facilities in Wilmington, Limerick, Cavite, and Manila.

To access your eligible stock options and make your selections, you must enter your 9-digit Personal Identification Number (PIN) in the space provided. Your PIN was either provided to you in this email sent to you on August 28, 2009 or in hard copy form as shown. If you do not have your PIN, please contact BNY Mellon by dialing 6585-4140 from any ADI locations or 781-461-4140 from outside an ADI facility. After entering your PIN in the space provided, click “continue.”
Highlight/Arrow to PIN box; show #s being entered Display email Display TO letter Highlight ‘continue’ and show ‘click’ Highlight BNY Mellon and ph #

After logging on, you should read the Exchange Offer materials provided on the first page of the site, including a set of Questions and Answers, a detailed description of the Exchange Program, a Confirming Memorandum, and details about the 2006 Stock Incentive Plan. Please review these materials carefully.
Highlight/Arrow to links

When you are ready, click “continue” to proceed to the “Election Form.”	Highlight and show ‘click’ on continue

The “Election Form” lists each of your eligible stock option grants and their exchange details.	Static of Election Form

Each grant is listed in its own table, comprised of a top row, which provides details about your original grant...	Highlight top row

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And a lower row, which provides details about what you will receive if you elect to exchange that grant.	Highlight bottom row

In the top row of each table, you will find a button that allows you to make a selection to “Keep your Original Grant”	Highlight boxes in tables as VO steps through each key item

In addition, in this row you will find the “Original Options Grant Date”
The “Original Expiration Date for that Grant”
The Grant Price for that Original Options Grant
As well as the Number of Original Options Currently Outstanding
And the corresponding Vesting Detail for that Original Options Grant

In the bottom row, you will find a button that allows you to make a selection to exchange your grant. If this exchange results in less than 100 options, you will receive cash instead of new options — and the selection provided to you will be “Exchange for Cash,” as shown in the top table of this example. If the exchange results in 100 or more new options, the selection provided to you will be “Exchange for New Grant,” as shown in the bottom table of this example.
Highlight boxes in table as VO steps through

Also in this row is the “New Grant Date” — when the new options will be granted to you, which is expected to be September 28, 2009	Highlight each box in table

The “New Expiration Date,” which for this particular grant is expected to be September 28, 2014

The “New Grant Price” which we expect will be the closing price of ADI’s stock on September 28, 2009.

You will want to pay particular attention to the Exchange Ratio, as this is used to calculate the number of new stock options or cash you will receive if you decide to exchange any of your grants. In this
Highlight ‘Exchange Ratio’ box in tables Highlight first grant ‘Exchange Ratio’

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example, the Exchange Ratio for the first grant is 2 shares to 1 share, resulting in a cash payment of $514 because the exchange does not meet the 100 stock option threshold.

The Exchange Ratio for the second grant is 1.25 shares to 1 share, resulting in a stock option grant of 167 new options as shown in the “New Options Issued”.	Highlight second grant “Exchange Ratio’
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If you would like to know how the Exchange Ratios are calculated, please see the Stock Option Exchange Q&A on the previous screen, which you may access by clicking the ‘Back’ button in your browser.

The last column of the bottom row provides vesting details for the new option grant. As you can see from this example, no vesting details are provided for the first grant, since it results in a cash payment.
Highlight vesting details of second grant

However, for the second grant, because an exchange would mean a grant of new options, the vesting detail for that grant is 33 1/3% of options vest on the 28th of September 2010, 2011 and 2012. Note that if you choose not to exchange a grant, your old grant will keep its original vesting schedule; however, all exchanged grants are subject to a new vesting schedule, as detailed in this column.
Highlight vesting details of first grant

If you need additional help in determining whether or not to exchange your stock options, click the “Model” button to access a Model/Decision Tool.	Click Model/Decision Tool

You are not required to use this tool; it has been designed to help you decide if you would like to participate in the program...	Scroll down page to table

Here you will find a table — the items shown in the blue columns refer to your current eligible stock option grants.

The green columns are the new stock options or cash you will receive if you

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choose to participate.

Column #8, labeled “Exchanged Break-Even Market Price,” is the Analog Devices stock price at the time of exercise at which the gain on your original stock option grants equals the gain on the new stock option grants, if exchanged.
Highlight “Exchanged Break-Even Market Price”

You may change the “Assumed New Grant Price if Exchanged” to reflect the price you expect ADI’s stock to be on September 28, 2009, which is the date when we expect the price for the new grants will be established, by entering a new price in the box above the table. For demonstration purposes, we are entering an assumed new grant price of $28.
Change “Assumed New Grant Price”

After entering a new grant price, click the ‘Update’ button.

And then enter an “Assumed Future Stock Price” for each grant in column #9, as shown. If you enter the “Exchanged Break-Even Price” for the first grant — $42.56, and the “Exchanged Break-Even Price” for the second grant — $54.92, and click “Update” you will see in the chart that the potential gain for keeping your original grant and exchanging for a new grant are equal.
Show entering break-even prices for each grant and clicking update button Scroll to chart and highlight even bars on chart

You may enter stock prices above and below the break-even price in column #9 to help you determine whether or not to exchange your options. For demonstration purposes, we are entering a stock price of $50 for both grants...
Show entering $50
Show clicking ‘update’
...and are clicking the “Update” button to update our results. You must click “Update” to see a revised chart below.

As you can see from the table — and on the chart below, for the first grant, if we assume the new grant price will be $28 and the future stock price will be $50, then the potential gain on the current grant if not
Scroll to table

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exchanged is $1742, which is greater than the potential gain on the new grants if exchanged, which is $514. In this scenario, it would be more advantageous to retain the original grant.	and highlight potential gains

However, for the second grant, if the “Assumed New Grant Price” is $28 and the “Assumed Future Stock Price” is $50, the potential gain on the new grants if exchanged would be $3674, which is greater than the potential gain of $3467 if the original grant was not exchanged. In this scenario, it would be more advantageous to exchange the original grant.
Highlight potential gains

You may continue to utilize the modeling tool by typing in different “Assumed New Grant Prices if Exchanged,” clicking “Update” and entering new “Assumed Future Stock Prices” and clicking “Update” until you have made a decision.

Once you have made your decision for each grant, you should write down your selections because once you click “Return” and go back to the Election Form, the modeling tool will not retain your previously entered data.
Show clicking ‘return’

By clicking “Return,” you will access the “Election Form,” where you should click the “Keep Original Grant” button or the “Exchange for New Grant” or “Exchange for Cash” options for each grant.

For demonstration purposes, for the first grant, based on the results of the modeling tool, which indicated at the “Assumed New Grant Price” and the “Assumed Future Stock Price” selected, that the potential gain would be greater if we kept our original grant, we are clicking the “Keep Original Grant” button. You will notice the selection is now highlighted.
Show clicking “Keep Original Grant” for first grant
For the second grant, based on the results of the modeling tool, which indicated at the “Assumed New Grant Price” and the	Show clicking “Exchange for New Grant” for second grant

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“Assumed Future Stock Price” selected, that the potential gain would be greater if we exchanged these options, we are clicking the “Exchange for New Grant” button. Again, you will notice the selection is now highlighted.

After finishing all selections, please check the “Terms & Conditions” box, indicating that you agree with the Terms & Conditions of the program, then click the ‘Submit’ button to confirm your selections. Please note that if you click “Submit” you may return to the site, make changes to your selections, and resubmit your form anytime before the deadline of 12:00 midnight New York City time, September 25, 2009.
Highlight ‘submit’ button
Highlight ‘Logout’ button
If you are not ready to submit your selections, you may close your browser and return to the site at another time, prior to the deadline.

By clicking “Submit,” you will be brought to an election confirmation page, detailing your selections. Please review this carefully and print a copy by utilizing the print button at the bottom of the screen before you log out. A printed copy of your confirmation will be the only record of your transaction, as election confirmations will not be emailed.
Show clicking ‘submit’ button Scroll through confirmation page and show clicking ‘print’ button, then ‘logout’

If, at any time before the deadline, you wish to make changes to your selection, you may log back onto the site by providing your PIN number, clicking the ‘Continue’ button on the initial information page and accessing the Election Form.
Show logging back in to ‘resubmit’, enter pin, click ‘continue’ to election form

Your original selections will be displayed in the election form. You should make the appropriate changes and click the “Resubmit” button. Or if you do not wish to make any changes to your original selections, click “Log Out.”
Show changing selection and clicking “Resubmit”

Again, if you have made any changes to your selections please ensure that you print a copy of this transaction by clicking the	Show clicking “Print” and “Log Out”

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“print” button before you click the “Log Out” button to exit the site.

If you have questions about utilizing the site, please contact BNY Mellon by dialing 6585-4140 from any ADI location or 781-461-4140 from outside an ADI facility.	Show contact info on black screen

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